UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

Cohen Circle Acquisition Corp. I

(Name of Issuer)

Class A Ordinary Shares, par value $0.0001 per share

(Title of Class of Securities)

G3730H106

(CUSIP Number)

2929 Arch Street, Suite 1703

Philadelphia, PA 19104

Attn: Mehar Jagota

(215) 701-9555

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

October 10, 2024

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or other subject to the liabilities of that section of Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. G3730H106

1	NAME OF REPORTING PERSON Cohen Circle Sponsor I, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH*	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 4,005,000(1)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 4,005,000(1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,005,000(1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 12.67%
14	TYPE OF REPORTING PERSON OO

(1)	Comprised of 445,000 Class A ordinary shares, and 3,560,000 Class B ordinary shares. The Class B shares will automatically convert into Class A shares at the time of the Issuer's initial business combination on a one-for-one basis, subject to certain adjustments described in the Issuer's charter documents.

CUSIP NO. G3730H106

1	NAME OF REPORTING PERSON Cohen Circle Advisors I, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH*	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 4,345,000(1)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 4,345,000(1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,345,000(1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 13.74%
14	TYPE OF REPORTING PERSON OO

(1)	Comprised of 4,345,000 Class B ordinary shares. The Class B shares will automatically convert into Class A shares at the time of the Issuer's initial business combination on a one-for-one basis, subject to certain adjustments described in the Issuer's charter documents.

CUSIP NO. G3730H106

1	NAME OF REPORTING PERSON Betsy Z. Cohen
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH*	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 8,350,000(1)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 8,350,000(1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 8,350,000(1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 26.41%
14	TYPE OF REPORTING PERSON IN, HC

(1)	Comprised of 445,000 Class A ordinary shares, and 7,905,000 Class B ordinary shares. The Class B shares will automatically convert into Class A shares at the time of the Issuer's initial business combination on a one-for-one basis, subject to certain adjustments described in the Issuer's charter documents. Ms. Cohen is the co-Manager of each of Cohen Circle Sponsor I, LLC and Cohen Circle Advisors I, LLC and shares voting and investment power over shares held by those entities and disclaims beneficial ownership over any securities in which she does not have any pecuniary interest.

CUSIP NO. G3730H106

1	NAME OF REPORTING PERSON Amanda Abrams
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH*	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 8,350,000(1)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 8,350,000(1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 8,350,000(1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 26.41%
14	TYPE OF REPORTING PERSON IN, HC

(1)	Comprised of 445,000 Class A ordinary shares, and 7,905,000 Class B ordinary shares. The Class B shares will automatically convert into Class A shares at the time of the Issuer's initial business combination on a one-for-one basis, subject to certain adjustments described in the Issuer's charter documents. Ms. Abrams is the co-Manager of each of Cohen Circle Sponsor I, LLC and Cohen Circle Advisors I, LLC and shares voting and investment power over shares held by those entities and disclaims beneficial ownership over any securities in which she does not have any pecuniary interest.

SCHEDULE 13D

Item 1. Security and Issuer.

Securities Acquired: Cohen Circle Sponsor I, LLC (“Sponsor”) initially acquired Class B ordinary shares, par value $0.0001 per share (“Class B Shares”), as part of the formation and initial capitalization of Cohen Circle Acquisition Corp. I (the “Issuer”). The Sponsor acquired units of the Issuer in the Issuer’s initial public offering on October 15, 2024. Each unit of the issuer represents the right to receive one Class A ordinary share, $0.0001 par value per share (“Class A Shares”), and one-third of one redeemable warrant. The warrants are not currently exercisable, and they will not be exercisable within the next 60 days, accordingly, the warrants are not included in this Schedule 13D.

Issuer:	Cohen Circle Acquisition Corp. I

2929 Arch Street, Suite 1703
Philadelphia, PA 19104

Item 2. Identity and Background.

(a) This statement is filed by:

(i) Sponsor, which is the holder of record of approximately 12.67% of the issued and outstanding shares of all share classes of the Issuer (31,620,000) based on the number of Class A Shares (23,000,000), private placement units (715,000), and Class B Shares (7,905,000) outstanding as of the closing of the Issuer’s initial public offering on October 15, 2024 (the “IPO”);

(ii) Cohen Circle Advisors I, LLC (“Advisors”), which is the holder of record of 4,345,000 Class B Shares, or 13.74%, of the issued and outstanding shares of all share classes of the Issuer outstanding as of the closing of the IPO;

(iii) Betsy Z. Cohen, the President and Chief Executive Officer of the Issuer, and also the co-Manager of Sponsor and Advisors; and

(iv) Amanda Abrams, the co-Manager of Sponsor and Advisors.

(b) The address of the principal business and principal office of each of Sponsor, Advisors and Mses. Cohen and Abrams is c/o Cohen Circle, LLC, 2929 Arch Street, Suite 1703, Philadelphia, PA 19104.

(c) Sponsor and Advisors’ principal businesses are to act as the Issuer’s sponsor and holder of all Class B Shares. The principal occupation of Ms. Cohen is to serve as an officer of the Issuer. The principal occupation of Ms. Abrams is to serve as Chief Executive Officer of Cohen Circle, LLC.

(d) None of the Reporting Persons has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) None of the Reporting Persons has, during the last five years, been a party to civil proceeding of a judicial administrative body of competent jurisdiction and, as a result of such proceeding, was, or is subject to, a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or state securities laws or finding any violation with respect to such laws.

(f) Sponsor and Advisors are each a Delaware limited liability company. Mses. Cohen and Abrams are citizens of the United States.

Item 3. Source and Amount of Funds or Other Consideration.

The aggregate purchase price for the ordinary shares currently beneficially owned by the Reporting Persons was $4,475,000. The source of these funds was the capital of Sponsor and Advisors.

Item 4. Purpose of Transaction.

In November 2021, Sponsor paid certain offering costs of the Issuer totaling $25,000 in exchange for 8,663,333 Class B Shares. In November 2021, the Issuer effected a share capitalization pursuant to which it issued an additional 84,334 Class B Shares to Sponsor; in January 2022, Issuer effected a share capitalization pursuant to which it issued an additional 10,000 Class B Shares; in March 2023, Sponsor surrendered to the Issuer for no consideration 4,362,167 Class B Shares, resulting in an aggregate of 4,395,500 founder shares outstanding. In May 2024, the Issuer effected a share capitalization pursuant to which it issued an additional 3,471,167 Class B Shares resulting in an aggregate of 7,866,667 Class B Shares outstanding. In September 2024, the Issuer effected a share capitalization pursuant to which it issued an additional 38,333 founder shares resulting in an aggregate of 7,905,000 Class B Shares outstanding.

In October 2024, simultaneously with the consummation of the IPO, Sponsor purchased 445,000 units (“Placement Units”) of the Issuer at $10.00 per Placement Unit, pursuant to a Placement Unit Subscription Agreement dated October 10, 2024, by and between the Issuer and Sponsor (the “Subscription Agreement”), as more fully described in Item 6 of this Schedule 13D, which information is incorporated herein by reference. Each Placement Unit consists of one Class A Share and one-third of one redeemable warrant, each whole warrant exercisable to purchase one Class A Share, at an exercise price of $11.50 per share.

The ordinary shares owned by the Reporting Persons have been acquired for investment purposes. The Reporting Persons may make further acquisitions of the Issuer’s securities from time to time, however, all of such shares are subject to lock-up restrictions as further described in Item 6 below.

Except for the foregoing, the Reporting Persons have no plans or proposals which relate to, or could result in, any of the matters referred to in paragraphs (a) and (c) through (j) of Item 4 of Schedule 13D.

With respect to paragraph (b) of Item 4, the Issuer is a blank check company formed for the purpose of effecting a merger, share exchange, asset acquisition, stock purchase, recapitalization, reorganization or other similar business combination with one or more businesses or entities. Under various agreements between the Issuer and the Reporting Persons as further described in Item 6 below, Sponsor, Advisors and Ms. Cohen have agreed (A) to vote their shares in favor of any proposed business combination and (B) not to redeem any shares in connection with a shareholder vote (or tender offer) to approve (or in connection with) a proposed initial business combination. The Reporting Persons may, at any time and from time to time, review or reconsider their position, change their purpose or formulate plans or proposals with respect to the Issuer.

Item 5. Interest in Securities of the Issuer.

Sponsor

a)	Amount beneficially owned: 4,005,000		Percentage: 12.67%
b)	Number of shares to which the Reporting Person has:
	i.	Sole power to vote or to direct the vote:	0
	ii.	Shared power to vote or to direct the vote:	4,005,000
	iii.	Sole power to dispose or to direct the disposition of:	0
	iv.	Shared power to dispose or to direct the disposition of:	4,005,000

Advisors

a)	Amount beneficially owned: 4,345,000		Percentage: 13.74%
b)	Number of shares to which the Reporting Person has:
	i.	Sole power to vote or to direct the vote:	0
	ii.	Shared power to vote or to direct the vote:	4,345,000
	iii.	Sole power to dispose or to direct the disposition of:	0
	iv.	Shared power to dispose or to direct the disposition of:	4,345,000

Betsy Cohen

a)	Amount beneficially owned: 8,350,000		Percentage: 26.41%
b)	Number of shares to which the Reporting Person has:
	i.	Sole power to vote or to direct the vote:	0
	ii.	Shared power to vote or to direct the vote:	8,350,000
	iii.	Sole power to dispose or to direct the disposition of:	0
	iv.	Shared power to dispose or to direct the disposition of:	8,350,000

Amanda Abrams

a)	Amount beneficially owned: 8,350,000		Percentage: 26.41%
b)	Number of shares to which the Reporting Person has:
	i.	Sole power to vote or to direct the vote:	0
	ii.	Shared power to vote or to direct the vote:	8,350,000
	iii.	Sole power to dispose or to direct the disposition of:	0
	iv.	Shared power to dispose or to direct the disposition of:	8,350,000

Each of Sponsor and Advisors are controlled by its co-Managers, Betsy Cohen and Amanda Abrams. Mses. Cohen and Abrams may be deemed to have beneficial ownership of securities reported herein, however, each of Ms. Cohen and Ms. Abrams disclaim any ownership of securities reported herein other than to the extent of any pecuniary interest she may have therein, directly or indirectly.

(c) None of the Reporting Persons has effected any transactions of ordinary shares during the 60 days preceding the date of this report, except as described in Item 4 and Item 6 of this Schedule 13D which information is incorporated herein by reference.

(d) Not applicable.

(e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

Placement Unit Subscription Agreement between the Issuer and Sponsor

In October 2024, simultaneously with the consummation of the IPO, Sponsor purchased 445,000 Placement Units pursuant to the Subscription Agreement. The Placement Units and the securities underlying such Placement Units are subject to a lock up provision in the Insider Letter, which provides that such securities shall not be transferable, saleable or assignable until 30 days after the consummation of the Issuer’s initial business combination, subject to certain limited exceptions as described in the Insider Letter.

The description of the Subscription Agreement is qualified in its entirety by reference to the full text of such agreement, a copy of which was filed by the Issuer as Exhibit 10.4 to the Current Report on Form 8-K filed by the Issuer with the SEC on October 15, 2024 (and is incorporated by reference herein as Exhibit 10.1).

Insider Letter

In October 2024, in connection with the IPO, the Issuer, Sponsor, Advisors and Ms. Cohen, and certain other parties thereto, entered into a letter agreement (the “Insider Letter”). Pursuant to the Insider Letter, the parties agreed to waive: (i) their redemption rights with respect to their Class B Shares and public shares in connection with the completion of the initial business combination, (ii) their redemption rights with respect to any Class B Shares and public shares held by them in connection with a shareholder vote to amend the Issuer’s charter (A) to modify the substance or timing of Issuer’s obligation to allow redemption in connection with its initial business combination or to redeem 100% of its public shares if it does not complete its initial business combination within 24 months from the closing of the IPO or (B) with respect to any other provision relating to shareholders’ rights or pre-initial business combination activity; and (iii) their rights to liquidating distributions from the Issuer’s trust account with respect to Class B Shares if the Issuer fails to complete its initial business combination within 24 months from the closing of the IPO (although they will be entitled to liquidating distributions from the trust account with respect to any public shares they hold if the Issuer fails to complete its initial business combination within the prescribed time frame). Sponsor also agreed that in the event of the liquidation of the Trust Account of the Issuer (as defined in the Insider Letter), it will indemnify and hold harmless the Issuer against any and all loss, liability, claims, damage and expense whatsoever which the Issuer may become subject to as a result of any claim by any vendor or other person who is owed money by the Issuer for services rendered or products sold to or contracted for the Issuer, or by any target business with which the Issuer has discussed entering into a transaction agreement, but only to the extent necessary to ensure that such loss, liability, claim, damage or expense does not reduce the amount of funds in the Trust Account; provided that such indemnity shall not apply if such vendor or prospective target business executes an agreement waiving any claims against the Trust Account.

The description of the Insider Letter is qualified in its entirety by reference to the full text of such agreement, a copy of which was filed by the Issuer as Exhibit 10.1 to the Current Report on Form 8-K filed by the Issuer with the SEC on October 15, 2024 (and is incorporated by reference herein as Exhibit 10.2).

Registration Rights Agreement

In October 2024, in connection with the IPO, the Issuer, Sponsor, Advisors and certain other parties entered into a registration rights agreement pursuant to which certain demand and “piggyback” registration rights were granted, which will be subject to customary conditions and limitations, including the right of the underwriters of an offering to limit the number of shares offered.

The summary of such registration rights agreement contained herein is qualified in its entirety by reference to the full text of such agreement, a copy of which was filed by the Issuer as Exhibit 10.3 to the Current Report on Form 8-K filed by the Issuer with the SEC on October 15, 2024 (and is incorporated by reference herein as Exhibit 10.3).

Item 7. Material to be Filed as Exhibits.

Exhibit 10.1	Placement Unit Subscription Agreement, dated October 10, 2024, between the Issuer and Cohen Circle Sponsor I, LLC (incorporated by reference to Exhibit 10.4 to the Company’s Current Report on Form 8-K (File No. 001-42369) filed with the SEC on October 15, 2024).

Exhibit 10.2	Letter Agreement, dated October 10, 2024, by and among the Issuer, its officers and directors, Sponsor and Advisors (incorporated by reference to Exhibit 10.1 to the Company’s Current Report on Form 8-K (File No. 001-42369) filed with the SEC on October 15, 2024).

Exhibit 10.3	Registration Rights Agreement, dated October 10, 2024, between the Company and certain security holders of the Company (incorporated by reference to Exhibit 10.3 to the Company’s Current Report on Form 8-K (File No. 001-42369) filed with the SEC on October 15, 2024).

Exhibit 99.1	Joint Filing Agreement, dated October 15, 2024, by and among the Reporting Persons.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: October 17, 2024	COHEN CIRCLE SPONSOR I, LLC

/s/ Betsy Z. Cohen
Name: Betsy Z. Cohen
Title: Manager

Dated: October 17, 2024	COHEN CIRCLE ADVISORS I, LLC

/s/ Betsy Z. Cohen
Name: Betsy Z. Cohen
Title: Manager

Dated: October 17, 2024
/s/ Betsy Z. Cohen
Betsy Z. Cohen

Dated: October 17, 2024
/s/ Amanda Abrams
Amanda Abrams

[Cohen Circle Schedule 13D]